Via EDGAR

May 20, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-35651

Dear Ms. Blye:

This letter is submitted on behalf of The Bank of New York Mellon Corporation (“BNY Mellon”) in response to the letter dated May 6, 2019 (the “May Letter”) from the staff of the Office of Global Security Risk in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2018, and other matters referenced in the May Letter.

For your convenience, the text of the Staff’s comments is set forth in bold followed by BNY Mellon’s responses. The numbered responses set out below correspond to the numbered comments in the Staff’s May Letter.

1.

In letters to the staff dated September 23, 2013 and May 19, 2016, you discussed limited contacts with Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries since your 2016 letter, including contacts with their governments, whether through subsidiaries, partners, customers or other direct or indirect arrangements. In this regard, we note that Byblos Bank, which on its website provides information about majority-owned subsidiaries in Sudan and Syria, identified Bank of New York Mellon as a correspondent bank in its 2017 annual report.

Additionally, we are aware of a news report stating that a federal court granted U.S. prosecutors’ application for “damming” seizure warrants against banks including Bank of New York Mellon, to seize millions of dollars associated with several companies that deal with North Korea. North Korea is a U.S.-designated state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, if any, including contacts with its governments, whether through subsidiaries, partners, customers or other direct or indirect arrangements.

Although BNY Mellon has operations in certain countries in Africa and the Middle East, BNY Mellon does not have any physical presence, operations or employees in Sudan or Syria; BNY Mellon does not, directly or indirectly, solicit or conduct, for its own account, any business in either of these countries nor is BNY Mellon engaged in providing or receiving information, technology, products or services to or from Sudan or Syria.

Like many multinational companies, BNY Mellon conducts business with many clients, customers and counterparties, which may themselves have contacts with Sudan or Syria; however, BNY Mellon does not engage in, conduct or facilitate any transactions with or involving Sudan or Syria, including their governments or the entities that have been identified as controlled by those governments, except as may be authorized by general or specific licenses issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In addition, BNY Mellon holds OFAC license MUL-2013-302346-4,1 which permits branches, controlled affiliates, and subsidiaries of The Bank of New York Mellon Corporation located outside of the United States to reject, rather than block, funds transfers, foreign exchange, trade finance, and securities transactions containing an interest of the Government of Syria.

BNY Mellon provides correspondent and trade banking services to Byblos Bank SAL (“Byblos Bank”) and its subsidiaries in Lebanon. BNY Mellon does not provide these or other services to Byblos Bank’s subsidiaries outside of Lebanon, including those in Sudan or Syria.

BNY Mellon maintains an enterprise-wide compliance program that is designed to ensure that all BNY Mellon businesses fully comply with all applicable economic sanctions programs, including all OFAC-administered sanctions, and the blocking, rejection, reporting or other requirements that are mandated thereby. BNY Mellon has developed this compliance program in light of its own particular businesses, systems and operations. The architecture of BNY Mellon’s compliance program includes written policies as well as business-specific procedures designed to prevent sanctions violations by the business in question, which take into account the specific risk factors germane to that business. Resources devoted to the program include dedicated personnel, led by a designated Global Sanctions Compliance Officer and include multiple business line Sanctions Coordinators and other control function personnel specializing in sanctions matters. BNY Mellon’s sanctions compliance program also entails multiple risk assessment measures and controls (including, among other things, various automated scan/name recognition software programs that monitor customers, account activity and transactions for sanctions compliance purposes) as well as regular internal training, testing and audit programs. These policies, procedures and systems are designed to ensure compliance in all material respects with OFAC requirements and to prevent BNY Mellon from engaging in transactions involving sanctions targets including North Korea, Syria and Sudan (when subject to OFAC sanctions).

[1]

Until January 29, 2018, BNY Mellon held previous versions of the OFAC MUL license, which permitted branches, controlled affiliates, and subsidiaries of The Bank of New York Mellon Corporation located outside of the United States to reject, rather than block, certain transactions containing an interest of a Cuban national, the Government of Cuba, Sudan, or Syria, or Myanmar Foreign Trade Bank.

As mentioned, acting pursuant to licenses issued by OFAC, BNY Mellon’s clients may occasionally engage in authorized transactions involving Sudan or Syria; however, BNY Mellon does not participate in providing any financial or transaction services involving Sudan, when subject to OFAC sanctions, or Syria until BNY Mellon sanctions compliance officers have confirmed that the particular transaction or service is in fact authorized by a general or specific OFAC license.

As part of its correspondent banking business, BNY Mellon processes wire transactions on behalf of other banks. Multiple correspondent banks may be involved in a global wire transfer, and the sender and recipient of a wire may be a client of one of these institutions. BNY Mellon actively monitors wire transactions to identify and prevent the processing of transactions related to countries or entities targeted by sanctions and/or designated by OFAC.

From time to time, when a United States law enforcement authority becomes aware that a particular entity may be violating North Korea sanctions, it reaches out to BNY Mellon to seek BNY Mellon’s cooperation in identifying and seizing funds that are involved in transactions that violate the law. BNY Mellon’s policy is to cooperate fully with law enforcement authorities in these situations. None of the North Korea-related entities described in the July 2017 Reuters article were customers of BNY Mellon. In addition, a review of our records for the period from January 1, 2016 through May 10, 2019, indicates that BNY Mellon did not participate in or report to OFAC any transactions involving North Korea sanctions targets.

2.

Please discuss the materiality of any contacts with North Korea, Sudan and Syria, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

BNY Mellon participates and engages in OFAC-licensed transactions, but it has not had any material contacts with North Korea, Sudan or Syria. A review of our records for the period from January 1, 2016 through May 10, 2019, indicates that BNY Mellon did not participate in or report to OFAC any transactions involving North Korea, Sudan or Syria sanctions targets. BNY Mellon’s authorized transactions in connection with its clients’ OFAC-licensed activities are processed individually, and OFAC does not require and has never requested BNY Mellon to systematically record this information, individually or in the aggregate. Nonetheless, such transactions, which typically involve humanitarian endeavors or personal remittances, are infrequent and are not material to BNY Mellon’s results of operations, business or financial condition.

Contacts with North Korea, Sudan and Syria do not constitute a material investment risk to BNY Mellon’s securities holders, and BNY Mellon does not believe a reasonable investor would deem the information discussed herein important in making an investment decision with respect to BNY Mellon’s securities. Further, because BNY Mellon believes that its operations are in compliance in all material respects with U.S. sanctions laws and regulations, BNY Mellon also believes it is unlikely that the activity discussed herein would implicate any divestment requirements of governments, universities or other investors as described above. As more fully described in our response to comment 1, BNY Mellon maintains an enterprise-wide compliance program that is designed to ensure that all BNY Mellon businesses fully comply with all applicable economic sanctions programs, including all OFAC-administered sanctions, and the blocking, rejection, reporting and other requirements that are mandated thereby.

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Should you have any additional questions or comments, please contact me at (212) 635-1193 or Kathleen McCabe at (212) 635-6601.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ J. Kevin McCarthy
Name:	J. Kevin McCarthy
Title:	General Counsel

cc:	Daniel Leslie, Staff Attorney